

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Eva Yuk Yin Siu
Chairlady of the Board & CEO
Neo-Concept International Group Holdings Ltd
10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Neo-Concept International Group Holdings Ltd**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 24, 2022**
> **CIK Number 0001916331**

Dear Eva Yuk Yin Siu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Cover Page

1. We note your revisions in response to comment 1. Your references to "China" appear to exclude Hong Kong and Macau. Revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly.

2. We note your disclosure that the offering is contingent upon listing on the Nasdaq Capital

Market or another national exchange. Please explain the actions you will take if you do not receive approval to list on Nasdaq. Please ensure the disclosure is consistent with your underwriting agreement.

3. To the extent you intend to proceed with your offering if your Nasdaq listing is denied, revise your cover page to indicate that the offering is not contingent on Nasdaq approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Risk Factors, page 14

4. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing